CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

UPM-KYMMENE CORPORATION
(translation of registrant’s name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

UPM-Kymmene Corporation
Stock Exchange Announcement 24 October,2002 at 12.15 p.m.

UPM-Kymmene Board of Directors appoints Nomination Committee members

UPM-Kymmene’s Board of Directors has appointed the following three persons as members of the Nomination Committee within the Board:
Gustaf Serlachius as Chairman, Michael C. Bottenheim and Jorma Ollila.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2002	UPM-KYMMENE CORPORATION

	By:	/S/ KARI TOIKKA
Kari Toikka Executive Vice President and CFO

By:	/S/ OLAVI KAUPPILA
Olavi Kauppila Vice President, Investor Relations

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